UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

Commission File Number: 000-28433
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(Check One):  [ ] Form 10-K and Form 10-KSB   [X] Form 10-Q and Form 10-QSB
              [ ] Form 20-F  [ ] Form 11-K    [ ] Form N-SAR

For Period Ended: May 31, 2000
                 ------------------------
[ ] Transition Report on Form 10-K    [ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K    [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

                             NUPRO INNOVATIONS, INC.
                             -----------------------
                             Full Name of Registrant

                                       N/A
                            -------------------------
                            Former Name if Applicable

                           3296 East Hemisphere Loop
            ---------------------------------------------------------
            Address of Principal Executive Office (Street and Number)

                           Tucson, Arizona 85706-5013
                           --------------------------
                            City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 11-K, 20-F, 10-Q and Form 10-QSB, N-SAR, or other transition report or portion thereof, could not be filed within the prescribed period.

The Company is unable to compile all financial and other information necessary to complete the 10-QSB within the time required. The Company anticipates filing the completed 10-QSB on or before the fifth calendar day following July 17, 2000.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           Elke Veselinovic              (520)            547-3510
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           (Name)                     (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), been filed. If answer is no,
     identify report(s).                                         [X] YES [ ] NO

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
                                                                  [X] YES [ ] NO

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          For the three month period ended May 31, 2000 the Company anticipates reporting revenue of approximately $40,207 and a net loss of $269,788, as compared to reported revenue and net loss for the three month period ended May 31, 1999 of $122 and $191,661 respectively. Following are the Company's current estimates for revenue, net loss, weighted average common & equivalent shares, and net loss per basic and diluted shares, for the three month period ended May 31, 2000:

                                      For the three month
                                          period ended       For the three month
                                          May 31, 2000           period ended
                                          (estimated)            May 31, 1999
                                          -----------            ------------

Revenue                                   $    40,207            $       122

Net Loss                                  $   269,788            $   191,661

Weighted average common & equivalent
shares                                     12,617,218             10,142,218

Net loss per basic and diluted share      $     (0.02)           $     (0.02)

                                   (unaudited)



                            NUPRO INNOVATIONS, INC.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 17, 2000                        By: /s/ Elke Veselinovic
                                               ---------------------------------
                                               Elke Veselinovic
                                               Treasurer